November 24, 2014

VIA EDGAR

Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628

Re:           Cimetrix Incorporated
Amendment No. 2 to Schedule 13E-3
Filed November 6, 2014
File No. 005-52385

Dear Ms. Mills-Apenteng:

On behalf of Cimetrix, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission included in the letter to the Company dated November 20, 2014 with respect to the above referenced Schedule 13E-3 filing.  Each comment is included below in italics followed by the Company’s response to the comment.  In addition, we are concurrently filing Amendment No. 3 to the Schedule 13E-3 to reflect changes made to the Disclosure Statement included as Exhibit A to the Schedule 13E-3 in response to the staff’s comments and to update certain information, including a change from a proposed 20,000 to 1 reverse split to a 10,000 to 1 reverse split.

Amendment No. 1 to Schedule 13E-3

General

1.
We note your response to prior comment 3. You state in the last paragraph on page 10 that the number of shares of common stock issued and outstanding will be reduced from 45,042,006 to approximately 39,541,244 as a result of the 1-for-20,000 reverse stock split. It appears that the number of shares issued and outstanding after giving effect to the reverse stock split is in error. Please revise or advise

.
We have amended the disclosure under Special Factors; Purpose of the Transaction appearing at the bottom of Page 10 to apply the reverse split to the remaining shares in response to the Staff’s comment.

2.
Please revise your filing to incorporate the disclosure requested by prior comment 9, including disclosure of how you will provide notice to security holders of any decision to abandon, postpone or modify the going private transaction.

We have added the requested disclosure under Special Factors; Reservation on page 22 of the Disclosure Schedule.

3.
We note your response to prior comment 12. Please tell us what consideration you gave to disclosing your income per common share from continuing operations and your ratio of earnings to fixed charges. See Item 1010(c)(2) and (c)(4) of Regulation M-A.

We have added a table to disclose our ratio of earnings to fixed charges.  The Company’s financial statements do not include information with respect to any discontinued operations, and the Company does not have any revenues or income from discontinued operations.  Consequently, we do not believe that Item 1010(c)(2) of Regulation M-A is applicable or that it would provide any meaningful additional disclosure to the stockholders.

In addition to the changes made in response to the Staff’s comments, we have updated the Schedule 13E-3 to correct typographical and other errors in the Disclosure Statement and to reflect the Board’s decision at a meeting held November 22, 2014 to change the reverse split ratio from 20,000 to 1 to 10,000 to 1.  This decision was based on an analysis of updated information about the Company’s stockholder base that indicated that the 20,000 to 1 reverse split could require stockholder approval in order to be implemented and the reduction in cost to the Company of redeeming fewer shares.  See Special Factors; Background of the Transaction on page 12.  This change also resulted in numerical changes throughout the Disclosure Statement.

Should you have any questions or wish to discuss this filing further, please contact Keith Pope at (801) 257-7938.

Very truly yours,

PARR BROWN GEE & LOVELESS

/s/ Keith L. Pope

Keith Pope